UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  July 30, 2004


                            PREMIER BRANDS FOODS PLC
                         (formerly Premier Foods plc and
                        Premier International Foods plc)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD
                                     England
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                     (Address of principal executive office)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F |X|      Form 40-F |_|


  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                             1934.) Yes |_| No |X|

                                EXPLANATORY NOTE
                                ----------------

On July 30, 2004, Premier Brands Foods plc (formerly Premier Foods plc, formerly Premier International Foods plc), announced its intent to redeem all of its outstanding Senior Notes due 2009 on September 1, 2004. A copy of the notice of redemption is attached to this report.

                                  EXHIBIT INDEX


    Exhibit                                Description
    -------                                -----------

      99.1 Notice of Redemption Premier Brands Foods plc Senior Notes due 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


Date: July 30, 2004


Premier Brands Foods plc


By: /s/ Paul Thomas
    ------------------------------
Name: Paul Thomas
Title: Group Finance Director